Exhibit 99.1

Phoenix New Media Reports Second Quarter 2019 Unaudited Financial Results

Live Conference Call to be Held at 9:00 PM U.S. Eastern Time on August 12, 2019

BEIJING, China, August 13, 2019 – Phoenix New Media Limited (NYSE: FENG) (“Phoenix New Media”, “ifeng” or the “Company”), a leading new media company in China, today announced its unaudited financial results for the second quarter ended June 30, 2019.

Mr. Shuang Liu, CEO of Phoenix New Media, commented, “Despite a challenging macroeconomic environment during the second quarter of 2019, we remained committed to the sustained growth and evolution of our business. During the second quarter, we continued to refine our combination of AI-powered content recommendation and seasoned editorial curation. Moreover, we further expanded our market-leading content library, which allowed us to explore additional monetization opportunities. Going forward, we are confident that our robust content recommendation system, premium brand equity, and innovative growth initiatives will further solidify our leadership in China’s new media industry.”

Ms. Betty Ho, CFO of Phoenix New Media, further stated, “In the second quarter of 2019, our total revenues reached RMB395.1 million, representing an 8.6% year-over-year growth and 38.7% sequential growth. Importantly, total revenues for paid services in the second quarter of 2019 increased by 51.1% year over year to RMB70.3 million, mainly driven by the outstanding performance of our digital reading business since the acquisition of Tadu. Also, our new business initiatives made material contributions to our growth as we continued to deliver a broad range of informative content in lifestyle-related categories such as real estate, food, and fashion. Our net advertising revenues for the second quarter of 2019 increased by 2.3% year over year to RMB324.8 million. Looking ahead, we will continue to invest in the development of AI technology, production of in-house content, and expansion of lifestyle verticals. We are confident that through our strategic allocation of capital and well-defined business objectives we will continue to generate long-term return to our shareholders.”

Second Quarter 2019 Financial Results

REVENUES

Total revenues for the second quarter of 2019 were RMB395.1 million (US$57.5 million), representing an increase of 8.6% from RMB363.9 million in the second quarter of 2018. The increase was caused by the consolidated revenues of RMB49.2 million (US$7.2 million) in the second quarter of 2019 from Beijing Yitian Xindong Network Technology Co., Ltd. (“Yitian Xindong” or “Tadu”) consolidated starting from December 28, 2018 and the consolidated revenues of RMB84.6 million (US$12.3 million), starting from April 1, 2019, from Beijing Fenghuang Tianbo Network Technology Co., Ltd. (“Tianbo”). The Company’s net advertising revenues from traditional business decreased by 28.5% due to the macroeconomic uncertainties and increased competitions.

Net advertising revenues for the second quarter of 2019 were RMB324.8 million (US$47.3 million), representing an increase of 2.3% from RMB317.4 million in the second quarter of 2018. The increase was primarily attributable to the consolidation of advertising revenues from Tianbo. However, the Company’s net advertising revenues from traditional business declined due to the above stated reason.

Paid services revenues1 for the second quarter of 2019 were RMB70.3 million (US$10.2 million), which represented an increase of 51.1% from RMB46.5 million in the second quarter of 2018. Revenues from paid contents for the second quarter of 2019 increased by 126.7% to RMB54.0 million (US$7.9 million) from RMB23.8 million in the second quarter of 2018, primarily due to the consolidation of digital reading revenues from Tadu. Revenues from games for the second quarter of 2019 were RMB2.6 million (US$0.4 million), which represented a decrease of 34.7% from RMB4.0 million in the second quarter of 2018. Revenues from MVAS for the second quarter of 2019 were RMB6.7 million (US$1.0 million), which represented a decrease of 62.0% from RMB17.5 million in the second quarter of 2018. Revenues from others for the second quarter of 2019 increased to RMB7.0 million (US$1.0 million) from RMB1.2 million in the second quarter of 2018, representing an increase of 513.4% year-over-year, which was mainly caused by the increase in revenues from E-commerce and online real estate related services.

COST OF REVENUES

Cost of revenues for the second quarter of 2019 was RMB185.0 million (US$26.9 million), representing an increase of 37.7% from RMB134.3 million in the second quarter of 2018. The increase in cost of revenues was mainly due to the following:

•

Content and operational costs for the second quarter of 2019 increased to RMB156.4 million (US$22.7 million) from RMB108.9 million in the second quarter of 2018, primarily attributable to the consolidation of content and operational costs of Tianbo and Tadu, and due to an increase in IP production costs.

•

Revenue sharing fees to telecom operators and channel partners for the second quarter of 2019 increased to RMB13.7 million (US$2.0 million) from RMB11.5 million in the second quarter of 2018, primarily attributable to the increase in revenue sharing fees paid to content providers by Tadu.

•	Bandwidth costs for the second quarter of 2019 increased to RMB14.9 million (US$2.2 million) from RMB13.9 million in the second quarter of 2018.

•

Share-based compensation included in cost of revenues was RMB1.9 million (US$0.3 million) in the second quarter of 2019, as compared to RMB0.6 million the second quarter of 2018, primarily attributable to the restricted share units newly granted to some employees in 2019 under a restricted share unit scheme adopted in 2018 by Fread Limited, a subsidiary of the Company.

[1]

Prior to 2019, paid services revenues comprised of (i) revenues from digital entertainment, which included MVAS and digital reading, and (ii) revenues from games and others, which included web-based games, mobile games, content sales, and other online and mobile paid services through the Company’s own platforms.

Beginning from January 1, 2019, paid services revenues have been re-classified and now comprised of (i) revenues from paid contents, which includes digital reading, audio books, paid videos, and other content-related sales activities, (ii) revenues from games, which includes web-based games and mobile games, (iii) revenues from MVAS, and (iv) revenues from others. For comparison purposes, the revenues from paid services for the quarters of 2018 have been retrospectively re-classified.

GROSS PROFIT

Gross profit for the second quarter of 2019 decreased to RMB210.1 million (US$30.6 million) from RMB229.6 million in the second quarter of 2018. Gross margin for the second quarter of 2019 decreased to 53.2% from 63.1% in the second quarter of 2018, mainly attributable to a combined effect of a decrease in gross margin of the Company’s traditional advertising business and the margin contributions from Tianbo and Tadu.

To supplement the financial measures presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), the Company has presented certain non-GAAP financial measures in this press release, which excludes the impact of certain reconciling items as stated in the “Use of Non-GAAP Financial Measures” section below. The related reconciliations to GAAP financial measures are presented in the accompanying “Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures.”

Non-GAAP gross margin for the second quarter of 2019, which excluded share-based compensation, decreased to 53.7% from 63.3% in the second quarter of 2018.

OPERATING EXPENSES AND INCOME/(LOSS) FROM OPERATIONS

Total operating expenses for the second quarter of 2019 increased by 44.5% to RMB289.1 million (US$42.1 million) from RMB200.2 million in the second quarter of 2018, primarily attributable to the consolidation of operating expenses from Tianbo and Tadu. Share-based compensation included in operating expenses was RMB2.3 million (US$0.3 million) in the second quarter of 2019, as compared to RMB2.8 million in the second quarter of 2018. As the Company recognized share-based compensation, net of estimated forfeitures, on a graded-vesting basis over the vesting term of the awards, there was less share-based compensation recognized in the second quarter of 2019 for share options granted prior to 2019.

Loss from operations for the second quarter of 2019 was RMB79.0 million (US$11.5 million), as compared to income from operations of RMB29.4 million in the second quarter of 2018. Operating margin for the second quarter of 2019 decreased to negative 20.0% from positive 8.1% in the second quarter of 2018.

Non-GAAP loss from operations for the second quarter of 2019, which excluded share-based compensation, was RMB74.8 million (US$10.9 million), as compared to non-GAAP income from operations of RMB32.8 million in the second quarter of 2018. Non-GAAP operating margin for the second quarter of 2019, which excluded share-based compensation, decreased to negative 18.9% from positive 9.0% in the second quarter of 2018.

OTHER INCOME OR LOSS

Other income or loss reflects interest income, interest expense, foreign currency exchange gain or loss, income or loss from equity method investments, net of impairments, and others, net2. Total net other income for the second quarter of 2019 was RMB11.1 million (US$1.6 million), as compared to RMB28.1 million in the second quarter of 2018.

[2]	“Others, net” primarily consists of government subsidies and litigation loss provisions.

•

Interest income for the second quarter of 2019 decreased to RMB4.6 million (US$0.7 million) from RMB13.6 million in the second quarter of 2018, primarily due to decrease in the loans granted to Particle, which were fully settled in the third quarter of 2018.

•

Interest expense for the second quarter of 2019 decreased to RMB1.7 million (US$0.3 million), from RMB3.4 million in the second quarter of 2018, which was primarily due to the decrease in outstanding short-term bank loans as the Company repaid all of the short-term bank loans in the second quarter of 2019.

•

Foreign currency exchange gain for the second quarter of 2019 was RMB2.9 million (US$0.4 million), as compared to RMB16.2 million in the second quarter of 2018. This decrease was mainly caused by the less significant depreciation of Renminbi against US dollars in the second quarter of 2019, as compared to that of 2018, which generated less exchange gain in Renminbi denominated liabilities recorded in the Company’s subsidiaries whose functional currency is not Renminbi.

•

Income from equity method investments, net of impairments, for the second quarter of 2019 was RMB0.5 million (US$0.1 million), as compared to loss from equity method investments, net of impairments, of RMB0.4 million in the second quarter of 2018. The Company recognized income from equity method investments, net of impairments, of RMB0.5 million (US$0.1 million) as a result of the re-measurement of the previously held equity interests upon completion of the step acquisition in Tianbo on April 1, 2019, which was previously accounted using the equity method of accounting.

•

Others, net increased to RMB4.8 million (US$0.7 million) in the second quarter of 2019 from RMB2.1 million in the second quarter of 2018, which was primarily attributable to the increase of the government subsidies received in the second quarter of 2019 as compared to that of 2018.

NET INCOME/(LOSS) ATTRIBUTABLE TO PHOENIX NEW MEDIA LIMITED

Net loss attributable to Phoenix New Media Limited for the second quarter of 2019 was RMB70.1 million (US$10.2 million), as compared to net income attributable to Phoenix New Media Limited of RMB49.2 million in the second quarter of 2018. Net margin for the second quarter of 2019 decreased to negative 17.7% from positive 13.5% in the second quarter of 2018. Net loss per diluted ADS3 in the second quarter of 2019 was RMB0.96 (US$0.14), as compared to net income per diluted ADS of RMB0.67 in the second quarter of 2018.

Non-GAAP net loss attributable to Phoenix New Media Limited for the second quarter of 2019, which excluded share-based compensation and income or loss from equity method investments, net of impairments, was RMB66.4 million (US$9.7 million), as compared to non-GAAP net income attributable to Phoenix New Media Limited of RMB53.1 million in the second quarter of 2018. Non-GAAP net margin for the second quarter of 2019 decreased to negative 16.8% from positive 14.6% in the second quarter of 2018. Non-GAAP net loss per diluted ADS in the second quarter of 2019 was RMB0.91 (US$0.13), as compared to non-GAAP net income per diluted ADS of RMB0.73 in the second quarter of 2018.

[3]	“ADS” means American Depositary Share of the Company. Each ADS represents eight Class A ordinary shares of the Company.

For the second quarter of 2019, the Company’s weighted average number of ADSs used in the computation of diluted net loss per ADS was 72,783,430. As of June 30, 2019, the Company had a total of 582,324,325 ordinary shares outstanding, or the equivalent of 72,790,541 ADSs.

CERTAIN BALANCE SHEET ITEMS

As of June 30, 2019, the Company’s cash and cash equivalents, term deposits and short term investments and restricted cash were RMB1.69 billion (US$245.8 million), which included RMB251.6 million (US$36.7 million) from Tianbo and RMB16.3 million (US$2.4 million) from Tadu.

As previously announced by the Company, on July 23, 2019, the Company entered into a supplemental agreement (the “Supplemental Agreement”) to the share purchase agreement (the “SPA”) dated March 22, 2019 between the Company and Run Liang Tai Management Limited (“Run Liang Tai”) for the sale of 32% of the total outstanding shares of Particle Inc. (“Particle” or “Yidian”) to Run Liang Tai and its designated entities (the “Proposed Buyers”) (the “Proposed Transaction”). The Company agrees to increase the number of Particle shares to be transferred to the Proposed Buyers from 199,866,509 shares to 212,358,165 shares while the total purchase price will remain unchanged at US$448 million. Instead of requiring full payment of the purchase price after satisfaction of all closing conditions, the Supplemental Agreement allows the Proposed Buyers to pay the purchase price in several installments. In addition to the deposit of US$100 million received in March 2019, the Proposed Buyers have paid the first installment of US$100 million to the Company according to the Supplemental Agreement. Unless otherwise agreed by both parties, the Proposed Buyers may pay the remaining purchase price on or before August 10, 2020. There can be no assurance that the Proposed Transaction will ever be closed. The fair value of available-for-sale debt investments in Particle decreased from RMB2,728.4 million as of March 31, 2019 to RMB2,271.1 million (US$330.8 million) as of June 30, 2019, mainly due to the decrease in the per-share value of Particle shares held by the Company as more shares would be transferred to the Proposed Buyers with the same total purchase price, and the time value of the purchase price used in the valuation of available-for-sale debt investments in Particle for the second quarter of 2019.

Business Outlook

For the third quarter of 2019, the Company expects its total revenues to be between RMB373.4 million and RMB393.4 million; net advertising revenues are expected to be between RMB312.0 million and RMB327.0 million; and paid services revenues are expected to be between RMB61.4 million and RMB66.4 million.

All of the above forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which are subject to change.

Conference Call Information

The Company will hold a conference call at 9:00 p.m. U.S. Eastern Time on August 12, 2019, (August 13, 2019 at 9:00 a.m. Beijing/Hong Kong time) to discuss its second quarter 2019 unaudited financial results and operating performance.

To participate in the call, please use the dial-in numbers and conference ID below:

International:	+65 67135090
Mainland China:	4006208038
Hong Kong:	+852 30186771
United States:	+1 8456750437
United Kingdom:	+44 2036214779
Australia:	+61 290833212
Conference ID:	2384599

A replay of the call will be available through August 20, 2019, by using the dial-in numbers and conference ID below:

International:	+61 2 8199 0299
Mainland China:	4006322162
Hong Kong:	+852 30512780
United States:	+1 6462543697
Conference ID:	2384599

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.ifeng.com.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), Phoenix New Media Limited uses non-GAAP gross profit, non-GAAP gross margin, non-GAAP income or loss from operations, non-GAAP operating margin, non-GAAP net income or loss attributable to Phoenix New Media Limited, non-GAAP net margin and non-GAAP net income or loss per diluted ADS, each of which is a non-GAAP financial measure. Non-GAAP gross profit is gross profit excluding share-based compensation. Non-GAAP gross margin is non-GAAP gross profit divided by total revenues. Non-GAAP income or loss from operations is income or loss from operations excluding share-based compensation. Non-GAAP operating margin is non-GAAP income or loss from operations divided by total revenues. Non-GAAP net income or loss attributable to Phoenix New Media Limited is net income or loss attributable to Phoenix New Media Limited excluding share-based compensation and income or loss from equity method investments, net of impairments. Non-GAAP net margin is non-GAAP net income or loss attributable to Phoenix New Media Limited divided by total revenues. Non-GAAP net income or loss per diluted ADS is non-GAAP net income or loss attributable to Phoenix New Media Limited divided by weighted average number of diluted ADSs. The Company believes that separate analysis and exclusion of the aforementioned non-GAAP to GAAP reconciling items add clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with the related GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that using these non-GAAP financial measures to evaluate its business allows both management and investors to assess the Company’s performance against its competitors and ultimately monitor its capacity to generate returns for investors. The Company also believes that these non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of items like share-based compensation and income or loss from equity method investments, net of impairments, which have been and will continue to be significant and recurring in its business. However, the use of these non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using these non-GAAP financial measures is that they do not include all items that impact the Company’s gross profit, income or loss from operations and net income or loss attributable to Phoenix New Media Limited for the period. In addition, because these non-GAAP financial measures are not calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider these non-GAAP financial measures in isolation from, or as an alternative to, the financial measures prepared in accordance with GAAP.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.8650 to US$1.00, the noon buying rate in effect on June 30, 2019, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is a leading new media company providing premium content on an integrated Internet platform, including PC and mobile, in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, the Company enables consumers to access professional news and other quality information and share user-generated content on the Internet through their PCs and mobile devices. Phoenix New Media’s platform includes its PC channel, consisting of ifeng.com website, which comprises interest-based verticals and interactive services; its mobile channel, consisting of mobile news applications, mobile video application, digital reading applications and mobile Internet website; and its operations with the telecom operators that provides mobile value-added services.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Phoenix New Media’s strategic and operational plans, contain forward-looking statements. Phoenix New Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Phoenix New Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of online and mobile advertising, online video and mobile paid services markets in China; the Company’s reliance on online and mobile advertising and MVAS for a majority of its total revenues; the Company’s expectations regarding demand for and market acceptance of its services; the Company’s expectations regarding maintaining and strengthening its relationships with advertisers, partners and customers; the Company’s investment plans and strategies, fluctuations in the Company’s quarterly operating results; the Company’s plans to enhance its user experience, infrastructure and services offerings; the Company’s reliance on mobile operators in China to provide most of its MVAS; changes by mobile operators in China to their policies for MVAS; competition in its industry in China; and relevant government policies and regulations relating to the Company. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F-1, as amended, and its annual reports on Form 20-F. All information provided in this press release and in the attachments is as of the date of this press release, and Phoenix New Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Phoenix New Media Limited

Qing Liu

Email: investorrelations@ifeng.com

ICR, Inc.

Jack Wang

Tel: +1 (646) 405-4883

Email: investorrelations@ifeng.com

Phoenix New Media Limited

Condensed Consolidated Balance Sheets

(Amounts in thousands)

	December 31,	June 30,	June 30,
	2018	2019	2019
	RMB	RMB	US$
	Audited*	Unaudited	Unaudited
ASSETS
Current assets:
Cash and cash equivalents	174,024	501,046	72,986
Term deposits and short term investments	912,594	941,226	137,105
Restricted cash	269,648	245,017	35,691
Accounts receivable, net	484,113	609,344	88,761
Amounts due from related parties	91,228	75,889	11,054
Prepayment and other current assets	88,963	111,296	16,212

Total current assets	2,020,570	2,483,818	361,809

Non-current assets:
Property and equipment, net	95,631	95,900	13,969
Intangible assets, net	97,448	98,293	14,318
Goodwill	338,288	361,074	52,596
Available-for-sale debt investments	1,961,474	2,273,126	331,118
Equity investments, net	33,694	13,236	1,928
Deferred tax assets	60,160	70,649	10,292
Operating lease right-of- use assets, net**	—	100,122	14,584
Other non-current assets	23,454	20,061	2,923

Total non-current assets	2,610,149	3,032,461	441,728

Total assets	4,630,719	5,516,279	803,537

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans	267,665	—	—
Accounts payable	264,753	213,316	31,073
Amounts due to related parties	25,218	18,683	2,721
Advances from customers	54,601	71,481	10,412
Taxes payable	101,386	129,324	18,838
Salary and welfare payable	132,316	134,181	19,547
Deposits from proposed buyers of investments in Particle	—	687,470	100,141
Accrued expenses and other current liabilities	227,328	589,616	85,888
Operating lease liabilities**	—	33,996	4,952

Total current liabilities	1,073,267	1,878,067	273,572

Non-current liabilities:
Deferred tax liabilities	140,960	171,065	24,918
Long-term liabilities	26,131	26,131	3,806
Operating lease liabilities**	—	67,830	9,881

Total non-current liabilities	167,091	265,026	38,605

Total liabilities	1,240,358	2,143,093	312,177

Shareholders’ equity:
Phoenix New Media Limited shareholders’ equity:
Class A ordinary shares	17,487	17,499	2,549
Class B ordinary shares	22,053	22,053	3,212
Additional paid-in capital	1,604,588	1,605,745	233,903
Statutory reserves	87,620	87,620	12,763
Retained earnings/(accumulated deficits)	159,621	(30,231)	(4,404)
Accumulated other comprehensive income	1,188,358	1,468,429	213,901

Total Phoenix New Media Limited shareholders’ equity	3,079,727	3,171,115	461,924
Noncontrolling interests	310,634	202,071	29,436

Total shareholders’ equity	3,390,361	3,373,186	491,360

Total liabilities and shareholders’ equity	4,630,719	5,516,279	803,537

*	Derived from audited financial statements included in the Company’s Form 20-F dated April 26, 2019.
**

The Company adopted the new leasing guidance (ASU 2016-2) started from January 1, 2019, which requires that a lessee recognize the assets and liabilities that arise from operating leases. The Company recognized a right-of-use asset and a liability relating to lease payments (the Lease Liability) in the statements of financial position for lease contracts having terms beyond 12 months period.

Phoenix New Media Limited

Condensed Consolidated Statements of Comprehensive Income/(loss)

(Amounts in thousands, except for number of shares and per share (or ADS) data)

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2018	2019	2019	2019	2018	2019	2019
	RMB	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Revenues:
Net advertising revenues	317,344	215,984	324,738	47,303	560,792	540,722	78,765
Paid service revenues	46,538	68,890	70,338	10,246	88,013	139,228	20,281

Total revenues	363,882	284,874	395,076	57,549	648,805	679,950	99,046
Cost of revenues	(134,296)	(178,145)	(184,951)	(26,941)	(263,040)	(363,096)	(52,891)

Gross profit	229,586	106,729	210,125	30,608	385,765	316,854	46,155
Operating expenses:
Sales and marketing expenses	(109,823)	(120,572)	(163,655)	(23,839)	(241,042)	(284,227)	(41,402)
General and administrative expenses	(41,808)	(48,852)	(65,380)	(9,524)	(76,206)	(114,232)	(16,640)
Technology and product development expenses	(48,523)	(59,441)	(60,121)	(8,758)	(96,935)	(119,562)	(17,416)

Total operating expenses	(200,154)	(228,865)	(289,156)	(42,121)	(414,183)	(518,021)	(75,458)

Income/(loss) from operations	29,432	(122,136)	(79,031)	(11,513)	(28,418)	(201,167)	(29,303)
Other income/(loss):
Interest income	13,550	8,658	4,637	675	26,488	13,295	1,937
Interest expense	(3,389)	(2,903)	(1,730)	(252)	(8,022)	(4,633)	(675)
Foreign currency exchange gain/(loss)	16,231	(2,167)	2,922	426	1,100	755	110
(Loss)/income from equity investments, net of impairments	(435)	(3,968)	521	76	(2,865)	(3,447)	(502)
Others, net	2,128	2,241	4,789	698	6,221	7,030	1,024

Income/(loss) before tax	57,517	(120,275)	(67,892)	(9,890)	(5,496)	(188,167)	(27,409)
Income tax expense	(8,498)	(7,461)	(2,977)	(434)	(3,774)	(10,438)	(1,520)

Net income/(loss)	49,019	(127,736)	(70,869)	(10,324)	(9,270)	(198,605)	(28,929)
Net loss attributable to noncontrolling interests	222	7,999	754	110	971	8,753	1,275

Net income/(loss) attributable to Phoenix New Media Limited	49,241	(119,737)	(70,115)	(10,214)	(8,299)	(189,852)	(27,654)

Net income/(loss)	49,019	(127,736)	(70,869)	(10,324)	(9,270)	(198,605)	(28,929)
Other comprehensive income/(loss), net of tax: fair value remeasurement for available-for-sale investments	5,287	725,403	(463,083)	(67,456)	51,651	262,320	38,211
Other comprehensive income/(loss), net of tax: foreign currency translation adjustment	49,376	(27,193)	44,944	6,547	14,362	17,751	2,586

Comprehensive income/(loss)	103,682	570,474	(489,008)	(71,233)	56,743	81,466	11,868
Comprehensive loss attributable to noncontrolling interests	222	7,999	754	110	971	8,753	1,275

Comprehensive income/(loss) attributable to Phoenix New Media Limited	103,904	578,473	(488,254)	(71,123)	57,714	90,219	13,143

Net income/(loss) attributable to Phoenix New Media Limited	49,241	(119,737)	(70,115)	(10,214)	(8,299)	(189,852)	(27,654)
Net income/(loss) per Class A and Class B ordinary share:
Basic	0.08	(0.21)	(0.12)	(0.02)	(0.01)	(0.33)	(0.05)
Diluted	0.08	(0.21)	(0.12)	(0.02)	(0.01)	(0.33)	(0.05)
Net income/(loss) per ADS (1 ADS represents 8 Class A ordinary shares):
Basic	0.68	(1.65)	(0.96)	(0.14)	(0.11)	(2.61)	(0.38)
Diluted	0.67	(1.65)	(0.96)	(0.14)	(0.11)	(2.61)	(0.38)
Weighted average number of Class A and Class B ordinary shares used in computing net income/(loss) per share:
Basic	580,976,381	582,187,109	582,267,440	582,267,440	580,102,974	582,227,496	582,227,496
Diluted	584,945,765	582,187,109	582,267,440	582,267,440	580,102,974	582,227,496	582,227,496

Phoenix New Media Limited

Condensed Segments Information

(Amounts in thousands)

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2018	2019	2019	2019	2018	2019	2019
	RMB	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Revenues:
Net advertising service	317,344	215,984	324,738	47,303	560,792	540,722	78,765
Paid services	46,538	68,890	70,338	10,246	88,013	139,228	20,281

Total revenues	363,882	284,874	395,076	57,549	648,805	679,950	99,046

Cost of revenues
Net advertising service	110,909	140,060	146,869	21,394	218,362	286,929	41,796
Paid services	23,387	38,085	38,082	5,547	44,678	76,167	11,095

Total cost of revenues	134,296	178,145	184,951	26,941	263,040	363,096	52,891

Gross profit
Net advertising service	206,435	75,924	177,869	25,909	342,430	253,793	36,969
Paid services	23,151	30,805	32,256	4,699	43,335	63,061	9,186

Total gross profit	229,586	106,729	210,125	30,608	385,765	316,854	46,155

Phoenix New Media Limited

Condensed Information of Cost of Revenues

(Amounts in thousands)

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2018	2019	2019	2019	2018	2019	2019
	RMB	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Revenue sharing fees	11,460	17,329	13,676	1,992	20,077	31,005	4,516
Content and operational costs	108,937	146,961	156,346	22,774	214,721	303,307	44,182
Bandwidth costs	13,899	13,855	14,929	2,175	28,242	28,784	4,193

Total cost of revenues	134,296	178,145	184,951	26,941	263,040	363,096	52,891

Reconciliations of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures

(Amounts in thousands, except for number of ADSs and per ADS data)

	Three Months Ended June 30, 2018				Three Months Ended March 31, 2019				Three Months Ended June 30, 2019
		Non-GAAP				Non-GAAP				Non-GAAP
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
	RMB	RMB		RMB	RMB	RMB		RMB	RMB	RMB		RMB
	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited
Gross profit	229,586	634	(1)	230,220	106,729	1,441	(1)	108,170	210,125	1,893	(1)	212,018
Gross margin	63.1%			63.3%	37.5%			38.0%	53.2%			53.7%
Income/(loss) from operations	29,432	3,390	(1)	32,822	(122,136)	3,987	(1)	(118,149)	(79,031)	4,227	(1)	(74,804)
Operating margin	8.1%			9.0%	(42.9)%			(41.5)%	(20.0)%			(18.9)%
		3,390	(1)			3,987	(1)			4,227	(1)
		435	(2)			3,968	(2)			(521	)(2)
Net income/(loss) attributable to Phoenix New Media Limited	49,241	3,825		53,066	(119,737)	7,955		(111,782)	(70,115)	3,706		(66,409)

Net margin	13.5%			14.6%	(42.0)%			(39.2)%	(17.7)%			(16.8)%
Net income/(loss) per ADS-diluted	0.67			0.73	(1.65)			(1.54)	(0.96)			(0.91)
Weighted average number of ADSs used in computing diluted net income/(loss) per ADS	73,118,221			73,118,221	72,773,389			72,773,389	72,783,430			72,783,430

(1)	Share-based compensation
(2)	Loss/(income) from equity method investments, net of impairments

Non-GAAP to GAAP reconciling items have no income tax effect.